June 21, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Edward P. Bartz

Re:	Tortoise Energy Infrastructure Corporation (the “Company”) File Numbers 811-21462 and 333-230789

To the Commission:

On April 10, 2019, the Company filed with the Securities and Exchange Commission (the “Commission”) its shelf Registration Statement on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).  The Company received oral comments from Edward P. Bartz of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company’s response to those comments.  The Company has simultaneously filed a pre-effective amendment to the Registration Statement to respond to the comments.

The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Prospectus

Cover Page

1.           Comment:            The heading of the cover page indicates that the Company may offer debt securities.  Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of debt securities unless the debt will rank senior in priority to other outstanding debt of the Company.

Response:            The Company hereby represents that it will not use the term “senior” with respect to future offerings of debt unless the debt is senior in priority to other outstanding debt of the Company

2.           Comment:            Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Response:            The Company hereby confirms that concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Husch Blackwell LLP

June 21, 2019

Prospectus Summary – The Company (page 1)

Husch Blackwell LLP

3.           Comment:            Please provide an explanation of how the transition from LIBOR could impact the Company’s debt.

Response:            The disclosure has been revised to explain how the transition from LIBOR could impact the Company’s debt.

Prospectus Summary – Subsidiaries (page 2)

4.           Comment:            Please explain supplementally why the Company would setup a subsidiary to invest in a private clean energy related issuer or other types of investments.

Response:            The Company may form a subsidiary to invest in private clean energy related issuers or other types of investments as a means of risk management to insulate itself from any potential liability incurred at the subsidiary level.

5.           Comment:            You disclose later in the document that you may invest an aggregate of up to 5% of our total assets in Subsidiaries.  Please add that disclosure to this section.

Response:            The disclosure has been revised to add the requested information in this section.

Prospectus Summary – Principal Investment Policies (page 3)

6.           Comment:            For the new disclosure on midstream entities, please add a description of what midstream entities are.

Response:            The disclosure has been revised to add the requested information.

7.           Comment:            The first paragraph of this section states that the Company invests “primarily in energy infrastructure companies organized in the United States.”  Please explain to us whether the Company will invest in foreign or emerging market securities and if so, please provide appropriate disclosure in the discussion of the principal investment policies and principal risks.

Response:            The Company hereby confirms that investing in foreign companies, including emerging market companies, is not a principal investment strategy of the Company.

8.           Comment:            Please add disclosure in this section related to debt securities that the Company has no specific maturity policy as is disclosed later in the document.

Husch Blackwell LLP

June 21, 2019

Response:            The disclosure has been revised to add the requested information in this section.

Prospectus Summary – Company Risks – Hedging Strategy Risk (page 7)

9.           Comment:            Please explain to us how the Company’s derivative investments are valued for purposes of the Company’s policy of investing at least 90% of its total assets in the securities of energy infrastructure companies, and confirm to us that the notional value of the Company’s derivative investments is not used for purposes of calculating compliance with this 90% policy.

In addition, please explain to us how the Company’s derivatives are valued for purposes of calculating Managed Assets, which are used to calculate the Management Fee as disclosed in the fee table, and confirm to us that the notional value of the Company’s derivatives is not used for purposes of calculating Managed Assets.

Response:           The Company’s derivative instruments are valued by a third party valuation firm for purposes of the Company’s 90% policy and for purposes of calculating Managed Assets.  Notional value is not used for purposes of calculating compliance with the Company’s 90% policy or for purposes of calculating Managed Assets.

The Company (page 27)

10.         Comment:            Please add an explanation about how the transition from LIBOR could impact the Company’s outstanding debt in footnotes 18 and 19.

Response:            The disclosure has been revised to explain how the transition from LIBOR could impact the Company’s debt.

Leverage – Annual Expenses Table as a Percentage of Managed Assets (page 39)

11.         Comment:            Please format the table the same as formatted in the Tortoise Midstream Energy Fund, Inc. Form N-2 registration statement.

Response:            The formatting has been conformed.

Leverage – Hedging Transactions (page 40)

12.         Comment:            Please explain how the transition from LIBOR could impact the Company’s outstanding debt.

Response:            The disclosure has been revised to explain how the transition from LIBOR could impact the Company’s debt.

Husch Blackwell LLP

June 21, 2019

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As you are aware, the Company would like to have the Registration Statement declared effective as soon as possible. Please feel free to contact the undersigned at 423-755-2662 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

cc:          Steven F. Carman
Husch Blackwell LLP